Jonathan Groff, Esq.
United States Securities Exchange
100 F Street
 Washington D.C. 20549-8561

Reference: VDO-Ph International (the company)
Registration Statement on Form S-1
Filed August 10, 2010 File No: 333-168941

Mr. Groff

GENERAL

1.
Please be advised we are registering only 10% of the shares held by the larger non-affiliate shareholders. There will be no indirect primary offering by the Company and accordingly this form of registration should be deemed proper.

2.	Prospectus cover page

Please be advised that the company has made the decision not to offer any shares to insiders as previously disclosed. We have revised the document through out to reflect no shares are being offered by the Company.

3.	Since the Company has decided not to offer any shares of its common stock to investors, no officers or directors will participate in any offers or sales of the company securities.

4.	Clarification that the selling shareholders may offer their shares as long as current information is made available to the public has been made.

5.	Disclosure indicating that the Company will receive no proceeds from the sales of shares of the selling shareholders has been provided.

6.	The disclosure has been received to reflect that there is no market for the company’s shares and no national securities exchange for our Securities.

7.	The reference to “underwriting discounts and commissions” was deleted from the Prospectus table.

Although the company has not completed its proprietary software application and has not generated revenues, management believes the software package will be completed in the next sixty days and orders for the product can be taken at that time. Disclosure of the Company as a Shell would only be accurate for a very short period of time. In any event the company acknowledges and has disclosed in the registration statement that the securities sold by the Company can only be resold through registration under the Securities Act of 1933, section 4(1) for non-affiliate’s if available or by meeting the conditions of rule 144 (i).

Summary of Offering, page 5

Prospectus Summary, page 5

The Company desires to become a reporting company for the following reasons.

·	Although recently incorporated, the proposed business operations have been in development over the past two years.

·	All Officers and directors will utilize their collective past business experience and will hire the expertise needed to comply with SEC reporting requirements.

·	All Officers and Directors will provide more than part time to the company when operations begin and funds are available to pay for full time being devoted to the Company.

·	The company will not receive funds in this offering and will receive funds from family members as a contribution to capital.

·	Although the company has no market for its common stock, management believes that the Company will meet all requirements to be quoted on the OTC market.

·	The Company believes that future funding may come from private placement and/or additional capital contributions from management.

·	The Company cannot determine whether or not its common stock will be a penny stock, however such disclosure will be provided.

10. Disclosure indicating that none of the company’s officers and directors intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company has been provided along with the disclosure that the company is not a “blank check” company since the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Our Business

11. Clarification has been made throughout the disclosure to indicate the operational components of the company’s software product and the status of what needs to be completed to become commercially viable. Many of the software functions currently described are in fact happening and can be demonstrated and the final functions necessary to complete the product are expected to be complete in the next 60 days. Based on this time frame, management believes the descriptions set forth in the disclosure, are in fact, accurate on the current status of the software.

Statement of Operations Data page 7

12. The discrepancies with regard to the weighted average number of shares outstanding on page 7 and 29 have been reconciled.

Risk Factors page 7

13. Disclosure of the risks reflected under the stated captions has been clearly identified.

Risks Related to Our Business, page 7

14. Revisions to our Disclosure have been made to reflect proposed operations as opposed to current operations.

15. An additional risk factor indicating our officers and directors lack of business experience in running an SEC reporting company and their current status of devoting part time to the Company has been provided.

Our Success is dependent on our officers and directors to properly manage the company and their loss or availability could cause the business to fail, page 8

16. The second sentence has been removed as requested and an additional disclosure indicating that the company currently does not have a succession plan for its officers and directors has been provided.

As a result of becoming a reporting company, our expenses will increase significantly.

17. Disclosure setting forth the anticipated expense associated with becoming a reporting company and how it may affect officer’s compensation has been provided.

Risks Related to Our Common Stock page 8

18. A risk factor addressing conflict of interest issues with officers and directors selling a portion of their shares in a personal capacity has been provided. The Company will no longer be offering any shares therefore that are no longer a risk.

While VDO-Ph. International expects to apply for a listing on the OTCB we may not be approved.

19. References have been revised and clarified that the OTCBB is not an issuer listing service, market maker or exchange and there is no business relationship between the Company and the OTCBB. Additional disclosures explaining that a market maker must apply for the Company’s common stock to become and remain eligible for quotation by a market maker has been provided.

Use of Proceeds

20. Since the company is no longer offering any shares, there will be no proceeds from the offering available to the Company.

Plan of Distribution, page 11

Sale of Shares by our Company, page 11

21. Supplemental please be advised that the Company is not offering any securities and has conducted its Private Placement with in the last 12 months.

22. Clarification that the selling shareholders may be deemed underwriters has been provided on a consistent basis.

23. Disclosure as to Regulation M has been revised to accurately reflect its application.

24. The selling shareholders received their shares either as founder’s shares valued at par value or pursuant to a Private Placement under rule 504 of regulation D of the Securities Act of 1933 as amended. Other than the relationship of all family members including officers and directors with each other, there is no material relationship between the Private Placement shareholders and the Company during the last 3 years.

25. Disclosure indicating the natural persons who have voting and investment control over the Company shares held by any entity listed as a selling shareholder has been provided.

26. Disclosure indicating that none of the selling shareholders is a broker-dealer or affiliate of a broker-dealer has been provided.

Interests of Name  Experts and Counsel

27. Disclosure indicating that W. Manly P.A. owns 250,000 shares has been provided. The selling shareholder table has been revised to reflect that only 25,000 shares will be offered pursuant to the prospectus.

Description of Business, page 16

28. Disclosure making the tone of description of business more objective has been provided. In addition the basis for management’s beliefs reflecting claims relative to increasing current cable company’s revenues has been provided.

29. The description of the product has been completely revised to provide a more detailed understanding relating the item set forth in the comment letter.

30. Support for the previously disclosed industry information has been both cross-referenced and provided.

31. Disclosure required by Item 101 (h)(5) of regulation S-K pertaining to reports to security holders has been provided.

Business of Issuer, page 16

32. Management has researched potential regulatory issues and has determined that its software product is not subject to any regulatory requirement since the company is not selling a telephone or communication device but is merely providing proprietary software to the industry.

Our Product, page 17

33. Disclosure that the Company’s software was developed and is continuing to be developed in-house. As of this date the Company has not filed for a Copyright or Patent, however, it intends to do so when feasible. The Company does own all intellectual property.

34. Disclosure that the Company has spent $130,000 on research and a development cost since inception has been provided.

Marketing Strategy, page 18

35. Disclosure indicating that at the present time the company has not had formal discussions with any of the Cable companies has been provided. Further disclosure provides that a representative from Cox Media visits the Company on a regular basis to monitor the status of completion of our intended product. Additional disclosure setting forth those potential contracts may be paid pursuant to terms of a proposed 60 month contract which in turn provides the possibility of Receivable Financing by the Company.

Competition, page 19

36. Disclosure indicating that management is currently unaware of any company that is creating an Operating System for business based on our concept of providing a complete audio/video communication system for business has been provided. Further disclosure that it is management’s belief that the company’s product when fully completed will be the only video application for business since our product is intended to mirror all functions found on a standard digital business phone and should one or more cable companies get involved with our product, competition would likely be deterred based of the fact that they may not have access to unlimited high speed broadband as provided by the Cable companies.

Employees, page 19

37. Disclosure has been revised throughout the prospectus to reflect the number of Company employees as of this date.

Management’s discussion and analysis or Plan of Operation page 20

38. This section has been revised to address Item 303 of Regulation S-K for items relating expenses to date, projected  12 month expenditures and the basis that current funds will support operations for the next 12 months as well as how the company anticipates paying for any contemplated acquisition.

39. Disclosure indicating the steps the Company intends to undertake to implement its business plan and a proposed time line and associated costs has been provided. Additional disclosures indicating how the Company intends to fund these costs including those associated with being a reporting company and the possibility the company may not be able to raise sufficient funds has been provided.

Security ownership of certain beneficial owners and management.

40. The beneficial ownership table has been revised to reflect the address for each beneficial owner.

Executive Compensation page 22

41. The summary compensation table has been revised to reflect the format required by Item 402(n) of Regulation S-K.

Directors, Executive Officers, Promoters and Control persons, page 22

42. Disclosure as to the biographical information for all 4 officers and directors has been provided.

43. Disclosures have been provided to indicate that Ms. Valeria Stringer is acting as the company’s Principal Financial officer has been provided.

44. Disclosure indicating our management team will devote whatever time is necessary for the successful implementations of the Company “business Plan” have been provided.

45. Further biological disclosure on the qualifications of each officer and director has been provided.  Supple1mentally Mr. Marion Matson is not an independent director.

46. Disclosure has been revised to delete the characterization of the company senior level programmers as “significant employees”

Certain Relationships and Related Transactions, page 24

47. Notes 3 and 4 to the financial statements have been revised to reflect the status of shareholders loans. There are no loan agreements and family members making such loans will be repaid by the company when and if such funds are available.

48. The Company has entered into an arm’s length lease and has filed the lease as an exhibit to the registration statement.

Financial Statements

Note 8 Basis of Reporting, page 36

49. Note 8 has been revised to provide more detail as to management’s plans to operate the Company and to remain operational for at least 12 months following the date of the financial statements.

Recent Sales of Unregistered Securities page 37

50. Disclosure including all required disclosures under Item 701 of Regulation S-K has been provided. All shares issued for services were also incorporated into the 19,593,800 shares of the Company’s issued and outstanding common stock.

Undertakings, page 38

51. The Undertakings section has been revised to comply with Item 512 of Regulation S-K

If you have any questions or require any additional information, please do n ot hesitate to contact me.

Very truly yours,

VDO-Ph International

By Mr. M. Matson